

December 11, 2009

Room 4631

Ronald A. Ballschmiede
Chief Financial Officer
Chicago Bridge & Iron Company N.V.
2103 Research Forest Drive
The Woodlands, TX 77380

> **Re: Chicago Bridge & Iron Company N.V.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **File No. 001-12815**

Dear Mr. Ballschmiede:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

<u>Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 23</u>
<u>Results of Operations, page 23</u>

1. We note your 2008 gross margins have been negatively impacted by delays in the schedule for the South Hook and Isle of Grain II projects which resulted in $457 million in provisions for losses. We further note that you had incurred charges for these projects during 2007 ($97.7 million) and in the nine months ending September 30, 2009 ($86.0 million). Please provide us with a current update on the financial status of these projects, including the events and circumstances

surrounding the loss provisions, the timing of the provisions, whether or not you expect further losses and if so when you plan to record these charges. Please note that your MD&A section should also include a detailed discussion and analysis of any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on operations. If you believe that margins will continue to be impacted as a result of these loss provisions, this fact should be disclosed. Refer to Item 303 (A) (3) of Regulation S-K for disclosure requirements and guidance as well as the Commission's MD&A Interpretive Release 33-8350.

Liquidity and Capital Resources, page 28

2. During 2008, you had a significant increase in your accounts payable balance and a significant decrease in your contracts in progress balance. During the nine months ending September 30, 2009, your accounts payable decreased back down to 2007 levels. Given the significant impact that working capital accounts have on your liquidity, please revise your MD&A and liquidity section, in future filings, to explain the reasons for these significant fluctuations and any variances in the corresponding turnover ratios.

Form 10-Q for the quarter ended September 30, 2009

Note 7. Segment Information, page 16

3.   We note your change in management structure and internal and public reporting in the first quarter of 2009. Please tell us and disclose in future filings, how you have allocated goodwill to your new reporting units. Refer to FASB ASC 350-30-50-2 and FASB ASC 280-10-50-32. Additionally we note, during the nine months ending September 30, 2009, that all of your reporting units have experienced declines in revenue, your CB&I Steel Plate Structures and Lummus Technology units have experienced a decrease in operating income and your CB&I Lummus reporting unit continues to record loss provisions for your UK projects. To the extent these or any other reporting units are at risk of failing step one of the impairment test, in future filings, please disclose the following:
- The percentage by which fair value exceeded carrying value as of the most recent step-one test;
- a description of the key assumptions that drive fair value; and
- provide a discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

 As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Melissa Rocha at (202) 551-3854, John Hartz, Senior Assistant Chief Accountant at (202) 551-3689 or me at (202)551-3355 if you have questions regarding comments on the financial statements and related matters.

                        Sincerely,

                        Terence O'Brien
                        Accounting Branch Chief